UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

October 2007 Up 14.1% Year over Year

Mexico City, November 7, 2007 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for October 2007 increased by 14.1% when compared to October 2006.

All figures in this announcement reflect comparisons between October 1 through October 31 2006 and 2007. Transit and general aviation passengers are excluded.

Domestic
Airport	October 2006	October 2007	% Change
Cancún	185,805	224,997	21.1
Cozumel	4,476	4,862	8.6
Huatulco	18,819	20,609	9.5
Mérida	73,331	96,891	32.1
Minatitlán	14,706	15,932	8.3
Oaxaca	29,701	43,173	45.4
Tapachula	14,558	16,742	15.0
Veracruz	63,434	82,671	30.3
Villahermosa	60,145	75,519	25.6
Total Domestic	464,975	581,396	25.0

International
Airport	October 2006	October 2007	% Change
Cancún	439,625	454,363	3.4
Cozumel	14,116	17,328	22.8
Huatulco	2,161	2,069	(4.3)
Mérida	8,696	7,066	(18.7)
Minatitlán	317	353	11.4
Oaxaca	2,755	2,736	(0.7)
Tapachula	287	242	(15.7)
Veracruz	5,996	5,612	(6.4)
Villahermosa	3,580	3,926	9.7
Total International	477,533	493,695	3.4

Total
Airport	October 2006	October 2007	% Change
Cancún	625,430	679,360	8.6
Cozumel	18,592	22,190	19.4
Huatulco	20,980	22,678	8.1
Mérida	82,027	103,957	26.7
Minatitlán	15,023	16,285	8.4
Oaxaca	32,456	45,909	41.4
Tapachula	14,845	16,984	14.4
Veracruz	69,430	88,283	27.2
Villahermosa	63,725	79,445	24.7
ASUR Total	942,508	1,075,091	14.1

The large rise in the year-over-year comparison at Cozumel airport was mainly due to sharply reduced passenger traffic in October 2006 as a result of damage inflicted by Hurricanes Emily and Wilma, which hit the Yucatan Peninsula in August and October 2005 respectively. Although there has since been a substantial recovery, passenger traffic at Cozumel airport continues to be affected by the impact of Hurricane Wilma.

ASUR also confirmed that its annual report on Form 20-F and its audited financial statements for 2006 have been available since they were filed in July 2007 on its website at www.asur.com.mx.  If you would like a hard copy of ASUR's audited financial statements, please send an email to ir@asur.com.mx with your mailing address and one will be provided free of charge.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: November 7, 2007